Certificate of Amendment
to the
Articles of Incorporation
of
Frezer, Inc.

The undersigned, for the purpose of amending the Articles of Incorporation of Frezer, Inc. (the “Corporation”) under the provisions and subject to the requirements of the laws of the State of Nevada (particularly Chapter 78 of the Nevada Revised Statutes and the acts mandatory thereof and supplemental thereto), hereby declares that:

1.  The name of the Corporation is Frezer, Inc.

2.  Article IV of the Articles of Incorporation of the Corporation has been amended by deleting Article IV thereof in its entirety and substituting a new Article IV in lieu thereof to read as follows:

ARTICLE IV
SHARES OF STOCK

Section 4.01 Number and Class. The total number of shares of capital stock that the Corporation is authorized to issue is 210,000,000 shares, which are divided into two classes consisting of (i) 200,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”).

A.  Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation (as defined in Section B, below), the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote. The Common Stock shall not have cumulative voting rights.

B.  Preferred Stock. The Board of Directors is expressly authorized to provide for the issue of all or any shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the Nevada Revised Statutes.

Section 4.02 No Preemptive Rights. The holders of capital stock of the Corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of capital stock of the Corporation authorized, issued or sold, or to be authorized, issued or sold, or to any obligations or shares authorized or issued or to be authorized or issued, and convertible into shares of capital stock of the Corporation, nor to any right of subscription thereto, except as specifically provided in a Preferred Stock Designation or as determined from time to time by the Board of Directors in its discretion.

Section 4.03 Assessment of Shares. The capital stock of the Corporation, after the subscription price has been paid, in money, property or services, as the Board of Directors shall determine, shall not be subject to assessment to pay the debts of the Corporation, nor for any other purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles of Incorporation shall not be amended in this particular.

3.  This amendment was approved by the Corporation’s Board of Directors on March 5, 2007 and was adopted as of March 5, 2007 by consent of the holders of 70,000,000 shares of the outstanding common stock of the Corporation, which amount constituted a majority of the outstanding shares of common stock of the Corporation entitled to vote thereon.

The undersigned, being the President of the Corporation, hereby makes and files this Certificate of Amendment to the Articles of Incorporation and hereby declares and certifies that the above statements are true and correct as of the date hereof.

Dated this 12th day of April, 2007.

/s/ Kevin R. Keating
Kevin R. Keating, President

Attest:

/s/ Kevin R. Keating
Kevin R. Keating, Secretary